
Q1 2025
RESULTS CALL
May 13, 2025 @ 10 AM EST/11 AM ART
Pampa
energía

Disclaimer

The material that follows is a presentation of general background information about Pampa Energía S.A.("Pampa" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. This presentation is strictly confidential and may not be disclosed to any other person. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein.

This presentation contains information and statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the 'Securities Act') and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words 'believe', 'expect', 'anticipate', 'target', or similar expressions. While Pampa' s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Pampa, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, changing business, regulatory, political or other market conditions in Argentina and elsewhere, the completion of our new generation projects, the completion of our distribution and transmission subsidiaries' tariff revision process, the prospects for growth anticipated by our management, and the other risks and uncertainties discussed in our reports and other documents filed with the U.S. Securities and Exchange Commission. Further, Pampa undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation that any such forward looking statements will be achieved. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever. Securities may not be offered or sold in the United States unless they are registered or exempt from registration under the Securities Act. Any offering of securities to be made in the United States will be made by means of a prospectus or offering prepared in connection with any such offering.

Unless otherwise indicated, the calculation of the income statement figures in US$ is derived from the sum of: **1** Pampa Energia S.A. stand-alone financial results in transactional US$, **2** power generation and other subsidiaries financial results in transactional US$, and **3** the financial results of Transener and TGS (holding and others segment) affiliates expressed in Argentine pesos divided by the exchange rate at the end of period.

Conversions from local currency reporting to US$ should not be considered representations that any such amounts have been, could have been or could be converted into US$ at that or at any other FX. Moreover, as a result of fluctuations in the US$ to AR$ exchange rate, the exchange rate used in the conversion may not be indicative of current or future exchange rates.

Q1 2025's key takeaways
Consolidated figures, in US$ million

Pampa energía

Main highlights

- **96%** thermal availability, new contribution of **PEPE 6**
- **Tariff hikes** boosted utilities' EBITDA
- **Steady Plan Gas GSA** demand

- After Q1
  - **FID on FLNG project**
  - **2025-2030 tariff review**

Consolidated adjusted EBITDA[1]



EBITDA margin
187
37%
182
32%
220
41%
Q1 24
...
Q4 24
Q1 25

+17% yoy
+21% qoq
- ✓ Power spot prices
- ✓ Plan Gas
- ✓ Utility tariffs
- ✓ PEPE 6
- ✓ CAMMESA haircut in Q1 24
- × OPEX
- × B2B gas
- × Petchem

Capex[1]



133
193
180
Q1 24
...
Q4 24
Q1 25

+35% yoy
-7% qoq
- ✓ RdA's shale oil
- × PEPE 6

Consolidated adjusted EBITDA breakdown[1,2]



Oil & Gas
38%
TRX
6%
E&P
18%
TGS
20%
%
Power
57%
Electricity
62%

Note: 1 It includes affiliates at O/S (CTEB, Transener and TGS): in Q1 25 US$120 million in sales, US$73 million in adjusted EBITDA and US$19 million in capex. Sales include the compensation from retail's Plan Gas.Ar.
2 It does not include pure holding and eliminations and petrochemicals.

Oil and gas
Strong thermal power demand, soft B2B sales

Adjusted EBITDA, in US$ million


EBITDA margin
67
44%
36
27%
41
28%
Q1 24
...
Q4 24
Q1 25

-39% yoy
+12% qoq
- × OpEx
- × Industries
- × Exports
- ✓ Plan Gas

Lifting cost, in US$ million


Per boe
38
5.8
49
8.7
45
6.9
Q1 24
...
Q4 24
Q1 25

Per boe
+20% yoy
-20% qoq
- × RdA's output & well testing

Production performance, in kboe/d


73.1
Oil 4.3 /6%
Gas
68.8
94%
61.6
4.0 /6%
57.6
94%
72.7
3.2 /4%
69.5
96%
Q1 24
...
Q4 24
Q1 25

flat yoy
+18% qoq

Crude oil production, in kbbl/d


68.6
67.6
68.4
Avg Price in US$ per bbl
4.3
4.0
3.2
Q1 24
...
Q4 24
Q1 25

-25% yoy
-18% qoq

Price
- × Brent

Production
- × Sale of Gob. Ayala
- × Non-operated blocks
- ´Rincón de Aranda

Oil and gas
Strong thermal power demand, soft B2B sales

Gas production, in mcmpd



11.7
9.8
11.8
Q1 24
...
Q4 24
Q1 25

flat yoy
+21% qoq

✓Sierra Chata
× El Mangrullo
× Non-operating blocks

Weighted avg gas price for Pampa, in US$/MBTU



3.2
4.0
4.4
2.9
2024 = 3.7
3.0
Winter
Q1
Q2
Q3
Q4

Destination of our sales in Q1



Nation-wide 2025
Retail 13%
Power gen 41%
Expo 7%
Industries 39%
Interco 3%
Pampa
2025
8%
74%
8%
8%
2024
9%
66%
8%
14%
3%

Oil and gas
Rincón de Aranda: connecting the first pads

- ✓ 5/7 pads drilled
- ✓ 3/7 pads fracked
- ✓ Building facilities + oil & gas pipelines
- ✓ No trucking
  all evacuated via pipelines & processed at TPF
- ✓ 2 high-spec + 1 frac fleet in place

~US$800 MILLION ESTIMATED CAPEX IN 2025

Estimated oil production, in kbpd



0.9
0.9
Pad #2 tied-in
& COD Duplicar
6.5
Tie-in
6 Pads
20.0
COD VMOS
40.0
Dec-24
Mar-25
TODAY
Dec-25
1H27

Power generation
Outstanding operating KPIs & spot prices contributed Q1

Adjusted EBITDA[1], in US$ million


EBITDA margin
86
49%
Q1 24
...
86
47%
Q4 24
130
61%
Q1 25
+51% yoy
+50% qoq
✓ Spot prices
✓ PEPE 6
✓ Availability
✓ Q1 24's haircut
× OpEx

Generation performance, in GWh


5,928
Wind 4%
Hydro 12%
Thermal 84%
Q1 24
...
4,797
9%
15%
76%
Q4 24
5,951
7%
8%
85%
Q1 25
flat yoy
+24% qoq
✓ PEPE 6
✓ Gas availability
✓ Wind
✓ CTLL
× HINISA
× CTEB overhaul

Installed capacity, in MW


Availability
5,332
96%
Q1 24
...
5,472
94%
Q4 24
5,472
93%
Q1 25
✓ PEPE 6
-307 bps yoy
-76 bps qoq
× HINISA
✓ PEPE 6

Note: 1 Incl. EBITDA from CTEB at 50% O/S.

Q1 25 financial position

CAPEX for RdA's development impacted on FCF

Pampa energía

Key cash flow figures for the Restricted Group, US$ million



Q1 25 FCF = -US$118 million
+US$53m yoy, -US$196m qoq
1,668
147
-160
RdA
-67
-38
-385
Redemption of 2027 Notes
36
-87
Oil hedge, equity to JVs & CBs buyback
+US$269m yoy
-US$554m qoq
1,114
Cash @ Dec-24
EBITDA
CapEx
WK
Debt service
New debt, net
Cash yield
Others
Cash @ Mar-25

Note: This chart is an approximate evolution of the cash flow expressed in US$ million, in order to identify the most relevant figures for the convenience of the audience. Therefore, its breakdown may differ from Pampa Energía's Consolidated Financial Statements as of March 31, 2025. Cash = Cash, cash equivalents, financial assets at fair value and financial assets at amortized cost.

Low net leverage, highly supportive of our projects
Rincón de Aranda, VMOS, FLNG and counting

Pampa energía

Key leverage figures[1] as of March 2025, in US$ million

	Parent Company	Consolidated with affiliates at O/S[3]
Debt[2]	1,691	1,956
Cash & equiv.	1,114	1,407
Net debt	**577**	**549**
LTM Adj. EBITDA	**689**	**969**
Gross leverage	*2.5x*	*2.0x*
Net leverage	*0.8x*	*0.6x*

Pampa Restricted Group principal debt, net of repurchases, in US$ million



US$ AR$
227
144
118
96
107
293
410
360
2025 2026 2027 2028 2029 2030 2031 2032 2033 2034



%
US$ 94%
AR$ 6%



%
Int'l Bonds 71%
Banks 8%
Local Bonds 21%

Moody's | Caa1 S&P | B- Fitch | B- AAA (arg LT)/A1+ (arg ST)

Note: 1 FX AR$1,074/US$. LTM adjusted EBITDA is as of March 2025. 2 Incl. accrued financial interests. 3 Affiliates CTEB, TGS and Transener are included at O/S.


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Q&A
Pampa energia